Mitsubishi Corporation

3-1.MARUNOUCHI 2-CHOME. CHIYODA-KU. TOKYO 100-8086. JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

07025930

August 1, 2007
Our ref. No. PI 143

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 10 2007 WASH, D.C. 186 SECTION

Re: Mitsubishi Corporation - File No. 82-3784

SUPPL

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Merger of Mitsubishi Auto-Leasing and Diamond Auto Lease**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
AUG 15 2007
THOMSON FINANCIAL

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

dw 8/14

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on August 9, 2007

Notice Concerning Merger of Mitsubishi Auto-Leasing and Diamond Auto Lease

Mitsubishi Auto-Leasing Corporation (MAL) and Diamond Auto Lease Co., Ltd. (DAL) today announced plans to merge on October 1, 2007. MAL and DAL are operating companies overseen by Mitsubishi Auto Leasing Holdings Corporation (MALH), which is equally owned by Mitsubishi UFJ Lease & Finance Company Limited (MUL) and Mitsubishi Corporation (MC).

The merged company will work to expand its operating base further as well as on operating efficiently.

1. Overview of Merging Companies

(1)Company	Mitsubishi Auto-Leasing Corporation	Diamond Auto Lease Co., Ltd.
(2)Representative Director	Hiroshi Yoshinari	Nobuyuki Baba
(3) Head Office	34-7, Shiba 5-chome, Minato-ku, Tokyo	31-1, Nishi Gotanda 1-chome, Shinagawa-ku, Tokyo
(4) Established	January 27, 1972	March 29, 1990
(5) Main Businesses	Auto leasing and maintenance services	
(6) Fiscal Year-end	March 31	
(7) No. of Employees	361 (As of August 1, 2007)	212 (As of August 1, 2007)
(8) Capital	960 million yen	200 million yen
(9) Shareholders and Shareholding	Mitsubishi Auto Leasing Holdings Corporation 100% (Owned equally by Mitsubishi UFJ Lease & Finance Company Limited and Mitsubishi Corporation)	

2. Merger Diagram

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Under the merger, DAL will be absorbed by MAL and dissolved. MAL, as the surviving company, will continue to operate under holding company MALH.

<Pre-merger>


MC
MUL
50%
50%
MALH
100%
100%
MAL
DAL

<Post-merger>


MC
MUL
50%
50%
MALH
100%
MAL

3. Overview of New Company After Merger

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

(1) Name Mitsubishi Auto-Leasing Corporation

(2) Representatives (planned)

Representative Director and President, Junta Fujikawa

(currently Representative Director and President, MALH)

Representative Director and Vice-President, Tomoyuki Hanzawa

(currently Representative Director and Vice-President, MALH)

(3) Head Office 34-7, Shiba 5-chome, Minato-ku, Tokyo

(4) Main Businesses Auto leasing and maintenance services

(5) Fiscal Year-end March 31

(6) Capital 960 million yen

(7) Shareholders MALH 100% (Owned equally by MUL and MC)

4. Outlook

This merger will have no effect on the projected consolidated operating results of MUL and MC for the fiscal year ending March 31, 2008.

END